Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (415) 267-7252

Peter A. Darbee
Chairman, President and Chief Executive Officer
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

> **Re: PG&E Corporation**
> **Definitive 14A**
> **Filed March 13, 2007**
> **File No. 1-12609**

Dear Mr. Darbee:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Nominating, Compensation, and Governance Committee, page 21

1. Please discuss fully the role of executive officers in determining or recommending the amount or form of executive and director compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please consider discussing whether the chief executive officer had the ability to call or attend compensation committee meetings, whether the chief executive officer met with the compensation consultant used by the compensation committee, whether the chief executive officer retained or had access to any other compensation consultant who influenced your determination of executive compensation and the amount of input the chief executive officer had in developing compensation packages.

Review, Approval, and Ratification of Related Person Transactions, page 28

2. Please describe more fully the types of transactions that are covered by your policies and procedures for the review, approval or ratification of transactions subject to Item 404(a) of Regulation S-K instead of referring to Securities and Exchange Commission rules.

Compensation Discussion and Analysis, page 37

3. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Darbee's salary, non-equity incentive compensation and equity awards were significantly higher than amounts given to other named executive officers with the exception of Mr. King's equity awards. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

How Does the Committee Define the Compensation Program and Philosophy?, page 37

4. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. Please also include a discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Darbee. See Item 402(b)(2)(vii) of Regulation S-K.

2006 Officer Compensation Program, page 38

5. With respect to your benchmarking activities, if you have benchmarked different elements of your compensation against the general industry companies you referenced, please identify the companies that comprise that group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

6. Please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. Refer to Item 402(b)(1)(vi) of Regulation S-K. Further, expand your discussion analyzing your policies for allocating between cash and non-cash compensation and among different forms of non-cash compensation. See Item 402(b)(2)(ii) of Regulation S-K. For example, you have disclosed that "base salary comprises only 18 percent to 37 percent of executive officer compensation, depending on officer level." Please explain why officers at different levels receive a higher or lower percentage of compensation in the form of base compensation. Similarly, discuss why higher level executive officers are eligible to receive short- and long-term incentive opportunities that represent a higher percentage of their base salaries, and discuss the percentage of base salary each named executive officer is eligible to receive as a short- or long-term incentive.

Short-Term Incentive, page 39

7. While you have disclosed the 2006 and 2007 operational objectives in your annual reports on Forms 10-K for December 31, 2005 and 2006, please consider presenting these measures in the proxy statement along with disclosure of the 2007 financial performance measures. See Instruction 2 to Item 402(b) of Regulation S-K, which requires a company to include a discussion of actions regarding executive compensation that have taken place after the end of a company's fiscal year end. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

8. Clarify whether the board or compensation committee has exercised discretion to award compensation absent attainment of the relevant performance goals or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive

officers or to all compensation subject to the relevant performance goals. See Item 402(b)(2)(vi) of Regulation S-K.

Compensation Related to Termination of Employment …, page 43

9. Please describe and explain in the compensation discussion and analysis section how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Summary Compensation Table – 2006, page 46

10. Please include the job titles for each named executive officer in the summary compensation table instead of including them by footnote to the table. See Item 402(c)(2)(i) of Regulation S-K.

11. Please disclose all assumptions made in the valuation of stock in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in management's discussion and analysis. See the Instruction to Item 402(c)(2)(v) and (vi).

12. With respect to footnote 6, please clarify the nature of the sale of vacation. Please explain whether you have paid the named executive officers for unused vacation time or whether it relates to another matter.

13. You have indicated that the named executive officers receive a perquisite allowance. Given that the total value of all perquisites and personal benefits exceeds $10,000, please identify the types of perquisites that are covered by this allowance. To the extent that the perquisites covered by this allowance exceed $25,000 or 10% of the total amount of perquisites and personal benefits for an officer, please quantify and disclose the perquisites by footnote. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Potential Payments upon Resignation, Retirement, Termination …, page 56

14. Please define "cause" as used in the arrangements described in this section.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel